EXHIBIT 99.1

Holding(s) in Company

Xenova Group plc (the "Company")

This notification relates to issued ordinary shares of 1p each in the capital of the Company (the "shares), American Depository Receipts each representing 10 ordinary shares (the "ADRs") and warrants to purchase ADRs (the "warrants"), and is being given in fulfilment of the obligations imposed by sections 198 to 202 of the companies Act 1985 (the "Act").

1.         We hereby notify the Company that:

1.1        on January 13, 2005, funds managed by OrbiMed Advisors LLC and OrbiMed Capital LLC sold 2,462,800 ADRs in the Company.

1.2        OrbiMed Advisors LLC and OrbiMed Capital LLC (collectively
"OrbiMed") have certain investment management discretion over the securities acquired by the entities set forth in 1.1 above and as listed below:

         Caduceus Capital Master Fund Limited
         Caduceus Capital II, L.P.
         UBS Eucalyptus Fund, L.L.C.
         UBS Eucalyptus Fund, Ltd.
         HFR SHC Aggressive Master Trust
         Knightsbridge Post Venture IV L.P.
         Knightsbridge Integrated Holdings, V, LP
         Knightsbridge Netherlands II, L.P.
         Knightsbridge Integrated Holdings IV Post Venture, LP
         Knightsbridge Post Venture III, LP
         Knightsbridge Netherland I LP
         Knightsbridge Netherlands III - LP
         Knightsbridge Integrated Holdings II Limited
         Knightsbridge Venture Capital IV, L.P.
         Knightsbridge Venture Capital III LP

1.3        Samuel D. Isaly ("Isaly") is the founder and Managing member of OrbiMed.

1.4        Immediately after the time when the obligation to make this notification arose, OrbiMed and Isaly were each interested in 630,000 warrants.

2.         The warrants to which this notification relates are
registered in the name of the entities set forth in 1.2 above.

Yours faithfully,

OrbiMed Advisors LLC for itself and on behalf of Samuel D. Isaly

767 Third Avenue, 30th Floor, New York, New York 10017-2023
Telephone 212 739 6400
Telefax 212 739 6444